UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of July 2022

333-206723

(Commission File Number)

P.V. NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

On July 17, 2022, P.V. Nano Cell Ltd. (the “Company”) announced the appointment of Mr. Avi Magid as the Company’s Chief Executive Officer, effective immediately. Mr. Avi Magid, will succeed Mr. Ran Eisenberg, who has advised the Company on July 1, 2022 of his resignation as Chief Executive Officer of the Company. Mr. Eisenberg has agreed to assist the Company and Mr. Magid in the transition period.

Mr. Magid, has wide and varied managerial experience in the Semiconductor and Electronics Industries in both startups and established companies. Since October 2017, Mr. Magid has been serving as president of Pointer and Cellocator, an Israel based company engaged in IOT and Telematics which was acquired in November 2019 by Powerfleet, Inc., a Nasdaq traded company. Mr. Magid oversaw and successfully managed multiple Business Units and spearheaded M&A activities at Pointer and Cellocator. From Jan 2016 to September 2017, Mr. Magid was CEO of Micro Point Pro, which operates in the Semiconductor marketplace in both the back and front end. At Micro Point, he expanded its business by penetrating strategic accounts and establishing new sales channels. From July 2015 to Dec 2015, he served as Vice President, Industrial Division and Business Development, at Amiad Water Systems. Prior to that position, from Aug 2014 to June 2016 Mr. Magid served as the CEO and a Director of Goji Ltd. which develops a paradigm-changing RF-based energy delivery technology. From July 2010 to July 2014 he was CEO of Margan Ltd. which was engaged in ultrasonic sensing systems, where he transformed a small founder based company into a business with multi-year contractual engagements. From Oct 2006 to Oct 2010 he was Executive Vice President Global Business Group at Nova Measuring Instruments Ltd. where he managed 110 employees and led the company from a non-profitable OEM position to a cutting-edge segment leader. From 1993 to 2006, associated in various managerial position with Kulick and Soffa Industries in both Israel and the United. Mr. Magid received his B.Sc. in industrial engineering from Pomona Polytechnic University in California in 1992 and graduated the AeA program in Stanford University in 1999.

Mr. Magid’s appointment as Chief Executive Officer will be subject to shareholder approval at the next annual 2022 general meeting of the shareholders which is to take place later in the year. The parties anticipate that Mr. Magid’s compensation package will be finalized at a later date.

Mr. Magid does not have any family relationship with any director or executive officer, or person nominated or chosen by the Company to become a director or executive officer, and he has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2022	P.V NANO CELL LTD.

	By:	/s/ Dov Farkash
		Name:	Dov Farkash
		Title:	Chairperson